December 9, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Patterson-UTI Energy, Inc.
Form 10-K for Fiscal year Ended December 31, 2007
Filed February 19, 2008
File No. 0-22664
Dear Mesdames and Sirs:
  By letter dated November 25, 2008, Patterson-UTI Energy, Inc. (the “Company”) received the Staff’s comments relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. The following numbered paragraphs repeat the comments for your convenience, followed by our responses to those comments.
Risk Factors, page 9
     1. Revise to identify the material risks you face, and eliminate any suggestion from the introductory paragraph that this section does not constitute a complete description of the material risk factors. For example, it is inappropriate to refer the reader in general terms to risks described “elsewhere in this report.”
     We respectfully advise the Staff that the risks identified are those that we currently believe to be material. In future filings we will modify the introductory paragraph to the “Risk Factors” section to indicate that the risks identified are those which we believe to be material at the time of such filings, and we will remove the reference to risks described “elsewhere in this report.” The disclosure below represents how the introductory paragraph to the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 10-K”) would have been presented after addressing the Staff’s comments herein:
     You should consider each of the following factors as well as the other information in this Report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. You should also refer to the other information set forth in this Report, including our financial statements and the related notes.

Management’s Discussion and Analysis, page 19
2. Expand your disclosure of the embezzlement to quantify the total amount embezzled and to state when it occurred and when it was discovered. We note the related disclosure at page F-13.
     We respectfully acknowledge the Staff’s comment, and in future filings we will expand our disclosure of the embezzlement in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Company’s Annual Report on Form 10-K. The disclosure below represents the additional disclosure that would have been presented in the MD&A section of the 2007 10-K after addressing the Staff’s comments herein:
     In November 2005, we discovered that our former Chief Financial Officer, Jonathan D. Nelson (“Nelson”), had fraudulently diverted approximately $77.5 million in Company funds for his own benefit from 1998 through 2005. As a result, the Audit Committee of the Board of Directors commenced an investigation into Nelson’s activities and retained independent counsel and independent forensic accountants to assist with the investigation. Nelson has been sentenced and is serving a term of imprisonment arising out of his embezzlement. A receiver was appointed to take control of and liquidate the assets of Nelson. In May 2007, the court approved a plan of distribution for the assets recovered by the receiver. We expect to recover a total of approximately $44.5 million pursuant to the approved plan, and we recognized this recovery in our consolidated statement of income in 2007, net of professional fees incurred as a result of the embezzlement. As of December 31, 2007, we had received cash payments from the receiver of approximately $41.2 million, with the remaining $3.3 million of the recovery consisting of notes receivable, investments and other assets that are being transferred to us.
Preliminary Proxy Statement on Schedule 14A
3. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
     We respectfully confirm to the Staff that we will comply with the following comments in all future filings. Examples of the disclosure we intend to make are presented below, where applicable.
Non-Equity Incentive Compensation, page 15
4. The non-equity incentive compensation for 2007 awarded to Messrs. Wall and Moll was determined at the discretion of the compensation committee, consistent with the target bonuses specified in their employment offer letters. It does not appear that you have filed as exhibits the letters or any employment agreements with these officers. Please file them as exhibits and summarize their terms, including disclosure regarding the target bonuses. In addition, to the extent that you have entered into employment agreements with other officers that have not yet been filed, please file them as exhibits and summarize their terms.
     We respectfully advise the Staff that in connection with the Company’s offer of employment to each of Messrs. Wall and Moll, each was given an offer letter that set forth the terms of such offer, including that such employment would be on an at-will basis. Mr. Wall’s offer letter was attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2007, which disclosed the hiring of Mr. Wall as the Company’s Chief Operating Officer. Mr. Moll’s offer was not filed with the SEC on or about the time he was hired to become General Counsel of the Company because such a filing did not appear to be required by Form 8-K.

     When the Company filed its 2007 10-K, it did not incorporate Mr. Wall’s offer letter by reference or file Mr. Moll’s offer letter as an exhibit because the commitments of the Company in the offer letters, including the agreement to grant equity awards and enter into indemnity agreements, change in control agreements, and, in the case of Mr. Wall, a severance agreement, had been satisfied. The severance agreement, the change in control agreements and the form of indemnity agreement were filed and incorporated by reference in the 2007 10-K, and the equity awards were disclosed and the agreements were summarized in the Company’s Definitive Proxy Statement filed on April 24, 2008.
     The only reference to a target bonus in Mr. Wall’s offer letter stated that his target bonus for the year ending 2007 would be $800,000, with the actual bonus amount to be determined by the Compensation Committee and paid at the same time as other senior executives. The only reference to a target bonus in Mr. Moll’s offer letter stated that his target bonus for the year ending 2007 would be $100,000. Based upon actual results and performance achieved, the Compensation Committee determined to pay the target amounts set forth in the respective offer letters. No officers of the Company have any employment related agreements that have not been filed as exhibits.
5. If material, disclose what criteria the Committee uses “in its discretion” to modify the total bonus and target allocation. Also describe how frequently and in what way this discretion has been used in the past.
     The only historical instance of the Committee using its discretion to modify the total bonus and target allocation by material amounts relates to bonuses earned for the year ended December 31, 2005. As a result of the discovery during 2005 of the embezzlement perpetrated by our former Chief Financial Officer and subsequent management changes, the Committee adjusted bonus amounts paid to certain participants. For that year, bonuses paid to Messrs. Talbott and Patterson were reduced by $650,000 each and the bonuses paid to Messrs. Berns and Vollmer were increased by $75,000 and $425,000, respectively, compared to amounts that would have otherwise been paid out under the plan. These discretionary adjustments were disclosed in the Company’s Definitive Proxy Statement filed on June 12, 2006.
     In other prior years, modifications to the total bonus and target allocation have been immaterial. For 2007 no discretionary adjustments were made. For 2006, discretionary adjustments totaled approximately $6,000 or 0.1% of the total calculated bonus pool.
     We respectfully advise the Staff that in future filings we will disclose the criteria used by the Committee to modify the total bonus and target allocation when this occurs.
6. We note your disclosure in the footnotes to the summary compensation table and grants of plan-based awards table that the minimum amount of EBITDA needed to trigger payment from the bonus pool is $400 million. Please discuss in this section the amount of EBITDA needed to achieve the target compensation, including the amount of EBITDA needed to meet the threshold, target, and maximum amount of compensation. Please also indicate the amount of EBITDA earned in 2007 and the amount of compensation awarded.
     We respectfully acknowledge the Staff’s comment, and in future filings we will provide additional disclosure in the Compensation Discussion and Analysis (“CD&A”) section of our annual proxy statement. The disclosure below represents how the Non-Equity Incentive Compensation section of CD&A in our 2007 Proxy Statement would have been presented after addressing the Staff’s comments herein:
     The Named Executive Officers have historically received non-equity incentive compensation in the form of annual cash bonuses designed to put a meaningful portion of total compensation at risk. In recent years, non-equity incentive compensation for Messrs. Siegel, Talbott, Vollmer and Berns has been tied to a bonus pool based upon Patterson-UTI’s EBITDA. The bonus pool would then be allocated among the four officers pursuant to a pre-determined sharing percentage that reflected a team-based philosophy as well as the organizational structure of the top management team. The bonus pool and allocation are subject to modification by the Committee at its discretion. EBITDA has been chosen as the performance measure for the annual cash bonus because Patterson-UTI believes it is an important measure of current year financial performance. Non-equity incentive compensation for Messrs. Wall and Moll during 2007 was determined at the discretion of the Committee, consistent with the target bonuses specified in their employment offer letters.
     In 2007, the bonus pool for Messrs. Siegel, Talbott, Vollmer and Berns, subject to a minimum threshold of $400 million of EBITDA, was two-thirds of one percent of Patterson-UTI’s EBITDA. The allocation of the bonus pool was as follows: one-third to Mr. Siegel, one-third to Mr. Talbott, one-sixth to Mr. Vollmer and one-sixth to Mr. Berns. The Committee did not establish a threshold bonus amount for each such officer; however, the Grants of Plan-Based Awards table below presents a threshold bonus amount for each such officer based on an assumed EBITDA of $400 million and the allocation formula. EBITDA of $2.25 billion in the case of Messrs. Siegel and Talbott and $4.50 billion in the case of Messrs. Vollmer and Berns would have been needed to achieve the maximum bonus amount of $5,000,000, which was based on the maximum amount that could be awarded to an individual under any cash-based performance award granted under the 2005 Plan during a 12-month period. The Committee did not establish a target bonus amount. The target bonus amount presented in the Grants of Plan-Based Awards table is calculated for the respective officer based on Patterson-UTI’s actual EBITDA for the fiscal year ended December 31, 2007 and the allocation formula applied to the bonus pool for distribution.
     The aggregate bonus pool paid to Messrs. Siegel, Talbott, Vollmer and Berns for 2007 was $6,132,300 based on Patterson-UTI’s 2007 EBITDA of $919,845,000. Based on the target allocation above, Mr. Siegel and Mr. Talbott each received $2,044,100 and Mr. Vollmer and Mr. Berns each received $1,022,050. Consistent with Patterson-UTI’s emphasis on performance-based compensation, non-equity incentive compensation for 2007 represented a significant portion of each Named Executive Officer’s total cash compensation from Patterson-UTI for the year.
     The Committee has established a target bonus pool for 2008 for Messrs. Siegel, Wall, Vollmer and Berns, subject to a minimum EBITDA threshold of $400 million, of approximately 0.611 of one percent of Patterson-UTI’s EBITDA. The target allocation of the bonus pool, as a percentage of 2008 EBITDA, is as follows: 0.222 of one percent to Mr. Siegel, 0.167 of one percent to Mr. Wall, 0.111 of one percent to Mr. Vollmer and 0.111 of one percent to Mr. Berns.
Grants of Plan-Based Awards, page 19
7. In accordance with Item 402(e)(1)(iii) of Regulation S-K, disclose whether dividends are paid on the restricted stock awards.
     We respectfully acknowledge the Staff’s comment, and in future filings we will modify the disclosure from Footnote 2 to the Grants of Plan-Based Awards Table. The disclosure below represents how that footnote would have been presented in the 2007 proxy statement after addressing the Staff’s comments herein:
     (2) Shares of restricted stock were awarded pursuant to the 2005 Plan. Ordinary dividends are paid on unvested shares of restricted stock. The rate at which these dividends are paid is the same rate at which ordinary dividends are paid on all other shares of common stock of the Company. The right to receive these dividends has been included in the grant date fair value of stock awards presented in the table. The shares awarded to Messrs. Talbott, Vollmer, Siegel and Berns vest over a three year period as follows: one-third on April 23, 2008, and the remaining two-thirds in equal monthly installments over the twenty-four months following April 23, 2008. The shares awarded to Mr. Wall vest over a three year period as follows: one-third on April 9, 2008, one-third on April 9, 2009 and one-third on April 9, 2010. The shares awarded to Mr. Moll vest over a three year period as follows: one-third on February 12, 2008, one-third on February 12, 2009 and one-third on February 12, 2010.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me at (214) 360-7800 if you have any questions or would like any additional information regarding these matters.
Very truly yours,
/s/ John E. Vollmer III
John E. Vollmer III
Senior Vice President-Corporate Development
Chief Financial Officer and Treasurer